SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 3, 2003

Fording Inc.

(Translation of Registrant’s Name Into English)

Suite 1000, 205–9th Avenue SE
Calgary, Alberta Canada T2G 0R4

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES
Exhibit Index
Second Supplement dated December 30, 2003
Letter to Shareholders
Form of U.S. Proxy

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

Date: January 3, 2003	By:	/s/ James F. Jones
James F. Jones
Corporate Secretary

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Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibits

1.	Notice of Postponed Special Meeting of Holders of Common Shares and Options to Purchase Common Shares of Fording, Inc. and Second Supplement to the Management Information Circular for the Special Meeting.

2.	Letter to Shareholders dated December 30, 2002.

3.	Shareholder Form of Proxy.

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